Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2010	2009	2008	2007	2006
Earnings:
Total earnings	$163,445	$162,902	$133,126	$88,645	$25,117
Income tax provision	87,390	88,100	73,476	53,426	16,318

Pre Tax Earnings	250,835	251,002	206,602	142,071	41,435

Fixed charges:
Interest charges	112,234	84,398	92,677	91,767	76,732
Interest factor of operating rents	1,398	1,095	1,052	931	698

Total fixed charges	113,632	85,493	93,729	92,698	77,430

Earnings as adjusted	$364,467	$336,495	$300,331	$234,769	$118,865

Ratio of earnings to fixed charges (1)	3.2	3.9	3.2	2.5	1.5

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.